Rule 477

                                                     Eagle Golf Corporation
                                                           7601 West Laredo
                                                        Las Vegas, NV 89117




                                                         September 11, 2002


U.S. Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549


Re:  Eagle Golf Corporation (the "Company") File# 333-89741


To Whom It May Concern:


The Company has been dormant since June 2000. The Company became active again in June of this year.

The Company's most recent SB-2 (File # 333-99165) was filed on September 4, 2002. The most current SB-2 is not related to any other SB-2 previously filed by this Company.

In order to avoid any confusion, the Company would like to respectfully withdraw its Initial SB-2 application to Register Securities that was filed on October 27, 1999 (File # 333-89741) and the subsequent amendments, which were filed on April 14, 2000 and May 12, 2000.

To date, the Company has not sold or distributed, nor plans to sell or distribute any securities pursuant to the above referenced Initial SB-2 application. Please accept this letter as a rescission of the above filing.


Professionally,

/s/ Hans Bothmann

Hans U. Bothmann
President